Exhibit 12.1
Aon plc and Consolidated Subsidiaries
Combined With Unconsolidated Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(millions except ratio)	2016	2015	2014	2013	2012
Income from continuing operations before income taxes and noncontrolling interests	$1,669	$1,689	$1,765	$1,538	$1,380
Less: Equity in earnings on less than 50% owned entities	13	13	12	20	13
Add back fixed charges:
Interest on indebtedness	282	273	255	210	228
Interest on uncertain tax positions	—	—	4	5	5
Portion of rents representative of interest factor	32	45	50	52	42
Income as adjusted	$1,970	$1,994	$2,062	$1,785	$1,642
Fixed charges:
Interest on indebtedness	$282	$273	$255	$210	$228
Interest on uncertain tax positions	—	—	4	5	5
Portion of rents representative of interest factor	32	45	50	52	42
Total fixed charges	$314	$318	$309	$267	$275
Ratio of earnings to fixed charges	6.3	6.3	6.7	6.7	6.0